UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25

NOTIFICATION OF LATE FILING

(CHECK ONE): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D Form N-SAR ☐ N-CSR

For Period Ended: July 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
 ☐    Transition Report on Form N-SAR

For the Transition Period Ended:______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Progreen Properties, Inc.

Full Name of Registrant

Former Name if Applicable

380 North Old Woodward Ave., Suite 226

Address of Principal Executive Office (Street and Number)

Birmingham, MI 48009

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

☒             (a) The reasons described in reasonable detail in Part III of  this form could not be eliminated without unreasonable effort  or expense;

☒             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,Form N-SAR or Form  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required byRule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

         State below in  reasonable detail the  reasons  why Forms 10-K,  20-F, 11-K,  10-Q,  10-D, N-SAR, N-CSR, or the transition report or portion  thereof,  could not be filed within the prescribed time period.  (Attach extra sheets if needed)

         Management is in the process of finalizing the operating results of the first quarter of its 2013 fiscal year.  The  information  could not be assembled  and analyzed  without unreasonable effort and expense to the Registrant. The Form 10-Q will be filed as soon as practicable and within the 5 day extension period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jan Telander	248	530-0770
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes  ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒ No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a reasonable  estimate  of the  results  cannot be made.

Progreen Properties, Inc.
(Name of  Registrant  as  Specified  in  Charter)

has caused  this notification  to be  signed  on its  behalf  by the  undersigned  hereunto  duly authorized.

Date: September 14, 2012
	By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer